UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SPX Corporation

(Name of Issuer)

Common Stock, $10.00 par value

(Title of Class of Securities)

784635104

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

11975 El Camino Real, Suite 300

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784635104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,256,645

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 4,256,645

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 831,449

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 831,449

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 831,449

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.11%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 34,366

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 34,366

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,366

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 74,763

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 74,763

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 74,763

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,407

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 28,407

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 550,347

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 550,347

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 550,347

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.73%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 2, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 631,662

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 631,662

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 631,662

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.84%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 4, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 124,691

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 124,691

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 124,691

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.17%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 6, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 133,128

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 133,128

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 133,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.18%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RH Fund 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 73,338

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 73,338

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 73,338

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,281

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 42,281

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,281

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors VIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 868,987

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 868,987

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 868,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.16%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors X, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,928

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 63,928

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,928

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.09%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,487

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 163,487

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,487

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.22%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Relational Investors XII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,836

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 75,836

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,836

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,256,645

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,256,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,256,645

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,256,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joel L. Reed

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,256,645

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,256,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Zehentbauer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,256,645

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,256,645

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,256,645

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.67%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $10.00 per share (the “Shares”), of SPX Corporation, a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 13515 Ballantyne Corporate Place, Charlotte, North Carolina 28277.

Item 2.	Identity and Background

This Statement is being filed by and on behalf of Relational Investors, L.P. (“RILP”), Relational Fund Partners, L.P. (“RFP”), Relational Coast Partners, L.P. (“RCP”), Relational Partners, L.P. (“RP”), RH Fund 1, L.P. (“RH1”), RH Fund 2, L.P. (“RH2”), RH Fund 4, L.P. (“RH4”), RH Fund 6, L.P. (“RH6”), RH Fund 7, L.P. (“RH7”), Relational Investors III, L.P. (“RI III”), Relational Investors VIII, L.P. (“RI VIII”), Relational Investors X, L.P. (“RI X”), Relational Investors XI, L.P. (“RI XI”) and Relational Investors XII, L.P. (“RI XII”).  Each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII is a Delaware limited partnership.  The principal business of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII is investing in securities.

This Statement is also being filed by and on behalf of Relational Investors, LLC (“RILLC”), a Delaware limited liability company.  The principal business of RILLC is being the sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII and the sole managing member of Relational Asset Management LLC and Relational Investors X GP LLC which serve as the general partners of RI III and RI X, respectively.  RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI, RI XII and certain investment accounts are the beneficial owners of the securities covered by this Statement.  Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder, Joel L. Reed and James J. Zehentbauer.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer are the Principals of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement.  Messrs. Whitworth, Batchelder, Reed and Zehentbauer, therefore, may be deemed to have shared indirect beneficial ownership of such securities.  The present principal occupation of each of Messrs. Whitworth, Batchelder, and Zehentbauer is serving as Principals of RILLC.  The present principal occupation of Mr. Reed is serving as Principal of Relational Advisors LLC (Messrs. Whitworth, Batchelder, Reed and Zehentbauer, together with RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI, RI XII and RILLC, hereinafter, the “RI Reporting Persons”).

During the last five years, none of the RI Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the RI Reporting Persons is 11975 El Camino Real, Suite 300, San Diego, CA 92130.

Messrs. Whitworth, Batchelder, Reed and Zehentbauer are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Three client accounts managed by RILLC purchased an aggregate of 10,480 Shares for a total consideration (including brokerage commissions) of $445,521.74 derived from capital of the managed accounts and margin borrowings from the client margin accounts at Credit Suisse First Boston Corporation (“CSFBC”).  The other three accounts managed by RILLC purchased an aggregate of 549,495 Shares for a total consideration (including broker commissions) of $23,282,272.22 derived from the capital of the managed accounts.

RILP purchased an aggregate of 831,449 Shares for total consideration (including brokerage commissions) of $36,264,710.85 derived from the capital of RILP.

RFP purchased an aggregate of 34,366 Shares for total consideration (including brokerage commissions) of $1,499,125.94 derived from the capital of RFP and margin borrowings from a margin account at CSFBC.

RCP purchased an aggregate of 74,763 Shares for total consideration (including brokerage commissions) of $3,287,499.42 derived from the capital of RCP and margin borrowings from a margin account at CSFBC.

RP purchased an aggregate of 28,407 Shares for total consideration (including brokerage commissions) of $1,239,712.73 derived from the capital of RP.

RH1 purchased an aggregate of 550,347 Shares for total consideration (including brokerage commissions) of $23,780,094.34 derived from the capital of RH1 and margin borrowings from a margin account at CSFBC.

RH2 purchased an aggregate of 631,662 Shares for total consideration (including brokerage commissions) of $27,626,127.18 derived from the capital of RH2 and margin borrowings from a margin account at CSFBC.

RH4 purchased an aggregate of 124,691 Shares for total consideration (including brokerage commissions) of $5,398,414.40 derived from the capital of RH4.

RH6 purchased an aggregate of 133,128 Shares for total consideration (including brokerage commissions) of $5,857,442.29 derived from the capital of RH6.

RH7 purchased an aggregate of 73,338 Shares for total consideration (including brokerage commissions) of $3,232,822.73 derived from the capital of RH7.

RI III purchased an aggregate of 42,281 Shares for total consideration (including brokerage commissions) of $1,773,603.20 derived from the capital of RI III.

RI VIII purchased an aggregate of 868,987 Shares for total consideration (including brokerage commissions) of $37,902,200.82 derived from the capital of RI VIII.

RI X purchased an aggregate of 63,928 Shares for total consideration (including brokerage commissions) of $2,435,003.58 derived from the capital of RI X.

RI XI purchased an aggregate of 163,487 Shares for total consideration (including brokerage commissions) of $6,077,059.90 derived from the capital of RI XI.

RI XII purchased an aggregate of 75,836 Shares for total consideration (including brokerage commissions) of $2,823,901.90 derived from the capital of RI XII.

Interest on the margin debt balance of each of the margin accounts described above is charged at the then Federal Funds Rate plus 50 basis points.  CSFBC has a lien on the Shares held by three of the six accounts managed by RILLC and those held by each of RFP, RCP, RH1 and RH2 to secure repayment of the margin borrowings described above.

Item 4.	Purpose of the Transaction.

The RI Reporting Persons acquired the Shares beneficially owned by them and covered by this Statement because, in their opinion, such Shares are undervalued by the market at the present time.  A major factor that the RI Reporting Persons believe has historically contributed to the Share’s under-valuation and underperformance is a history of poor capital allocation by the Issuer’s management, which the RI Reporting Persons believe is evidenced by: (i) the inability to meet earnings guidance, (ii) a pattern of one time charges indicative of overpaying for acquisitions and failed restructuring attempts, (iii) excessive leverage, and (iv) misaligned and excessive executive compensation.

The RI Reporting Persons believe the Issuer’s EVA-based compensation plan is flawed due to conflicts of interest with respect to directors’ compensation and unnecessary complexity.  Consequently, the RI Reporting Persons believe the Issuer’s Board of Directors (“the Board”) has been incentivized to approve one-time adjustments to the EVA plan that favor management and are inconsistent with the plan described to, and approved by, the Issuer’s shareholders in 1996.  In the RI Reporting Persons’ opinion, over time the flawed plan (and periodic adjustments to the EVA formula under the plan) has caused a dramatic and increasing disconnect between the level of executive compensation and shareholder returns.

On May 10, 2004, representatives of the RI Reporting Persons met with management of the Issuer to discuss the current compensation structure for the Board and the senior management team.  These representatives shared their analysis and concerns with management and subsequently requested a meeting with the Issuer’s Compensation Committee.  The Issuer failed to respond to the RI Reporting Persons’ concerns and denied the requested meeting with the Compensation Committee.  As a result, on August 3, 2004 RILLC made a written demand for inspection of the pertinent records pursuant to Section 220 of the Delaware General Corporation Law.  In its Section 220 demand, RILLC stated the purpose of the demand was “to explore potential acts of corporate mismanagement, waste and abuse, statutory violations, and breaches of fiduciary duty in connection with various agreements, grants and plans providing compensation to SPX directors, officers and employees.”

The Issuer did not provide any information or documents to RILLC in response to the Section 220 demand.  Approximately six weeks after receiving the demand, the Issuer proposed that in lieu of providing the requested information, RILLC accept a meeting with the Issuers’ independent directors and members of the Compensation Committee.  Subsequently, RILLC withdrew the Section 220 demand and determined to seek board representation.  The RI Reporting Persons believe a meeting with the independent directors may be constructive and have requested such a meeting to discuss the Issuer’s compensation plans, the Boards’ stewardship and our proposal for Board representation.

The RI Reporting Persons believe that significant independent shareholder representation on the Board is necessary to restore confidence in the Issuer’s stewardship and assure the implementation of a disciplined capital allocation program (referred to as the “Program”).  Key components of the Program include: (1) benchmarking future acquisitions and disciplining capital allocation decisions, (2) improving operating margins of existing businesses, (3) delevering the balance sheet to allow distribution of free cash flow to shareholders, (4) linking executive compensation to shareholder returns, and (5) eliminating conflicts of interest inherent in the current non-employee director compensation plan.

To propel the Issuer to take decisive action, the RI Reporting Persons may exercise any and all of their respective rights as shareholders of the Issuer in a manner consistent with their equity interests.  The RI Reporting Persons believe that stronger stewardship at the Board level is necessary.  Accordingly, on November 15, 2004, the RI Reporting Persons gave notice to the Issuer, in accordance with the requirements set forth in the Issuer’s bylaws, of the nomination of Ralph V. Whitworth and David H. Batchelder (the “Relational Nominees”) for election to the Issuer’s Board at the 2005 Annual Meeting of Stockholders.  Simultaneously with this filing, the RI Reporting Persons filed a preliminary proxy statement with the SEC and related materials to solicit proxies to vote for the Relational Nominees.  The RI Reporting Persons may change their plans depending upon market conditions and the Board’s responsiveness.

The RI Reporting Persons may from time-to-time (i) acquire additional Shares (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise, or (ii) dispose of Shares at prices deemed favorable in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, as of the date hereof, none of the RI Reporting Persons has any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Statement, the RI Reporting Persons beneficially owned in the aggregate 4,256,645 Shares, constituting 5.67% of the outstanding Shares.  The percentage of Shares owned being based upon 75,136,350 Shares outstanding on October 28, 2004, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2004.  The RI Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	PERCENT OF OUTSTANDING SHARES
RILLC	559,975	0.75%
RILP	831,449	1.11%
RFP	34,366	0.05%
RCP	74,763	0.10%
RP	28,407	0.04%
RH1	550,347	0.73%
RH2	631,662	0.84%
RH4	124,691	0.17%
RH6	133,128	0.18%
RH7	73,338	0.10%
RI III	42,281	0.06%
RI VIII	868,987	1.16%
RI X	63,928	0.09%
RI XI	163,487	0.22%
RI XII	75,836	0.10%

RILLC, in its capacity as an investment advisor, may be deemed to possess direct beneficial ownership of the 559,975 Shares that are owned by its clients and held in accounts it manages.  Additionally, RILLC, as the sole general partner of each of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII (collectively, the “Relational LPs”) and as the sole managing member of the general partners of RI III and RI X, may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 4,256,645 Shares beneficially owned by RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII because the limited partnership agreements of the Relational LPs and the investment management agreement for the accounts managed by RILLC specify that RILLC has sole investment discretion and voting authority with respect to those Shares.

Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer, as Principals of RILLC, may be deemed to share indirect beneficial ownership of the Shares which RILLC may beneficially own.  Each of Messrs. Whitworth, Batchelder, Reed and Zehentbauer disclaims beneficial ownership of such Shares for all other purposes.

To the best of the knowledge of each of the RI Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) RILP has the sole power to vote or direct the vote of 831,449 Shares and the sole power to dispose or direct the disposition of such Shares.

RFP has the sole power to vote or direct the vote of 34,366 Shares and the sole power to dispose or direct the disposition of such Shares.

RCP has the sole power to vote or direct the vote of 74,763 Shares and the sole power to dispose or direct the disposition of such Shares.

RP has the sole power to vote or direct the vote of 28,407 Shares and the sole power to dispose or direct the disposition of such Shares.

RH1 has the sole power to vote or direct the vote of 550,347 Shares and the sole power to dispose or direct the disposition of such Shares.

RH2 has the sole power to vote or direct the vote of 631,662 Shares and the sole power to dispose or direct the disposition of such Shares.

RH4 has the sole power to vote or direct the vote of 124,691 Shares and the sole power to dispose or direct the disposition of such Shares.

RH6 has the sole power to vote or direct the vote of 133,128 Shares and the sole power to dispose or direct the disposition of such Shares.

RH7 has the sole power to vote or direct the vote of 73,338 Shares and the sole power to dispose or direct the disposition of such Shares.

RI III has the sole power to vote or direct the vote of 42,281 Shares and the sole power to dispose or direct the disposition of such Shares.

RI VIII has the sole power to vote or direct the vote of 868,987 Shares and the sole power to dispose or direct the disposition of such Shares.

RI X has the sole power to vote or direct the vote of 63,928 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XI has the sole power to vote or direct the vote of 163,487 Shares and the sole power to dispose or direct the disposition of such Shares.

RI XII has the sole power to vote or direct the vote of 75,836 Shares and the sole power to dispose or direct the disposition of such Shares.

RILLC has the sole power to vote or direct the vote of 559,975 Shares held by accounts which it manages, and the sole power to dispose or direct the disposition of such Shares.  In addition, RILLC, as sole general partner of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI VIII, RI XI and RI XII and as the sole managing member of the general partners of RI III and RI X, may be deemed to have the sole power to vote or direct the vote of 3,696,670 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares.

Messrs. Batchelder, Whitworth, Reed and Zehentbauer, as the Principals of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 4,256,645 Shares beneficially owned by the RI Reporting Persons.

(c) Information concerning transactions in the Shares by the RI Reporting Persons during the past 60 days is set forth in Exhibit A filed with this Statement.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the joint filing agreement between and among the RI Reporting Persons attached as Exhibit C hereto, and except for the investment discretion and voting authority described in Item 2 and in the respective partnership agreements of RILP, RFP, RCP, RP, RH1, RH2, RH4, RH6, RH7, RI III, RI VIII, RI X, RI XI and RI XII which each contain provisions whereby RILLC may, after certain adjustments, receive a percentage of realized or unrealized profits, if any, derived from that partnership’s investments, to the best of the knowledge of the RI Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the RI Reporting Persons or between the RI Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following Exhibits are filed herewith:

Exhibit A – Information concerning transactions in the Shares affected by the RI Reporting Persons in the last 60 days.

Exhibit B – Customer Agreement with Credit Suisse First Boston Corporation.

Exhibit C – Joint Filing Agreement.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2004

RELATIONAL INVESTORS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RELATIONAL COAST PARTNERS, L.P.

RELATIONAL PARTNERS, L.P.

RH FUND 1, L.P.

RH FUND 2, L.P.

RH FUND 4, L.P.

RH FUND 6, L.P.

RH FUND 7, L.P.

RELATIONAL INVESTORS III, L.P.

RELATIONAL INVESTORS VIII, L.P.

RELATIONAL INVESTORS X, L.P.

RELATIONAL INVESTORS XI, L.P.

RELATIONAL INVESTORS XII, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each, except as the sole managing member of the general partners of Relational Investors III, L.P. and Relational Investors X, L.P.

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder

/s/ Joel L. Reed
Joel L. Reed

/s/ James J. Zehentbauer
James J. Zehentbauer

EXHIBIT INDEX

Exhibit	Description

A.	Information concerning transactions in the Shares affected by RI Reporting Persons in the last 60 days.

B.	Customer Agreement with Credit Suisse First Boston Corporation.

C.	Joint Filing Agreement